NORTHEAST INDIANA BANCORP


                           648 North Jefferson Street
                            Huntington, Indiana 46750
                                 (260) 356-3311



                                                                  April 15, 2005

Ms. Celeste Murphy
Special Counsel
Office of Mergers and Acquisitions
Mail Stop 03-03
Securities and Exchange Commission
Washington, DC  20549-0303

     Re:  Northeast Indiana Bancorp
          Preliminary Schedule 14A
          Filed March 16, 2005
          File No. 000-26012

          Schedule 13E-3
          Filed March 16, 2005
          File No, 005- 48437

Dear Ms. Murphy:

     We are in receipt of your letter dated April 8, 2005, concerning the above-referenced filings (the "Filings").

     Northeast Indiana Bancorp (the "Company") acknowledges that:

     > the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

     > staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

     > the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                            Very truly yours,

                                            NORTHEAST INDIANA BANCORP


                                            By:  /s/ Stephen E. Zahn
                                                 ---------------------------
                                                 Stephen E. Zahn, President
                                                 and Chief Executive Officer